Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation	Ownership
Cequent Pharmaceuticals, Inc.	Delaware	100%
MDRNA Research, Inc.	Delaware	100%
Atossa HealthCare, Inc.	Delaware	100%